14041309

REC'D MAR 18 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alluvion Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Poplar Avenue, Suite 809
(No. and Street)

Memphis	TN	38137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John S. Jumper 901-763-0744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell and Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Parkway, Suite 101	Cordova	TN	38016
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 30 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 8/14/14

00 8/15/14

OATH OR AFFIRMATION

I, John S. Jumper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alluvion Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOWELL S WILSON
STATE OF TENNESSEE
NOTARY PUBLIC
SHELBY COUNTY

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of Alluvion Securities, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alluvion Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
March 14, 2014

Alluvion Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$ -
Due from broker dealers and clearing organizations	100,000
Receivables from noncustomers	72,544
Furniture and equipment, at cost, less accumulated depreciation of $89,765	27,481
Other assets	4,737
	$204,762

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 26,413
Promissory note	35,726
	62,139
Commitments and contingencies	-
Members' equity	142,623
	$204,762

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2013

REVENUES:	
Income from trading activity	$ 46,223
Underwriting income	200,806
Other income, non-security related	445,045
	692,074
EXPENSES:	
Employee compensation and benefits	529,951
Floor brokerage, exchange and clearance fees	171,646
Communications and data processing	32,732
Occupancy	80,329
Loss from advances to affiliates deemed uncollectible	299,063
Other expenses	84,604
	1,198,325
NET LOSS	$ (506,251)

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2013

Balance at January 1, 2013	$ 297,799
Member contributions	351,075
Net loss	(506,251)
Balance at December 31, 2013	$ 142,623

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

Alluvion Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(506,251)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation	9,773
Promissory note issued for regulatory expense	36,000
(Increase) decrease in operating assets:	
Net receivable from broker-dealer and clearing organizations	196
Receivables from non customers	136,956
Other assets	3,252
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(18,949)
NET CASH USED IN OPERATING ACTIVITIES	(339,023)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(2,217)
NET CASH USED IN INVESTING ACTIVITIES	(2,217)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	351,075
Payments on promissory note	(9,835)
NET CASH PROVIDED BY FINANCING ACTIVITIES	341,240
DECREASE IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 1,445
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

The Company is a securities broker dealer operating under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a registered limited liability company organized in the State of Delaware conducting business through its Memphis, Tennessee office.

The Company primarily transacts business with banks and other financial institutions, private organizations and individuals in a principal capacity of buying and selling various types of debt securities, which include obligations of the United States government, government agencies and state and local governments. The Company also acts as an agent for customers in acquiring private placement loans. In addition, the Company works directly with state and local governments as financial advisor and underwriter of new issues of municipal debt.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Sterne Agee Leach, Inc. to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Underwriting Fees

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

As a result, no provisions for income taxes or deferred income taxes have been made.

The Company recognizes the accrual of any interest and penalties relating to unrecognized tax benefits in income tax expense. No interest or penalties relating to unrecognized tax benefits were recognized in 2013.

The Company is no longer subject to Federal or state tax examinations by taxing authorities for years before 2010.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Events Occurring After Report Date

The Company has evaluated events and transactions that occurred between December 31, 2013 and March 14, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$ -	$ -	$ -	$ -

NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company.

NOTE E - COMMITMENTS AND CONTINGENCIES

Certain leases contain renewal options and escalation clauses. Rent expense for 2013 aggregated to $70,556 and is included in the Occupancy expense line item in the statement of income.

NOTE E - COMMITMENTS AND CONTINGENCIES - CONTINUED

The required annual rental payments for leases entered into by the Company are as follows:

Year ending December 31	Amount
2014	$91,249
2015	72,842
2016	46,782

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments as of December 31, 2013.

NOTE F - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE F - GUARANTEES - CONTINUED

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions of equity paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of approximately $37,861 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.

As of December 31, 2013, for multiple months within 2013 and periodically through the date of this report, the entity has been out of compliance with its net capital requirements discussed above. As such, the Company cannot conduct certain transactions which require net capital compliance, such as underwriting and trading in securities with customers.

NOTE H - RELATED PARTIES

The Company is a special purpose entity of The Harbor Bank of Maryland. The Harbor Bank of Maryland is a state chartered commercial bank that has provided commercial and retail banking services in Baltimore, Maryland since 1982.

The Company has advanced $72,544 to related entities with common ownership for operating funds. These amounts are due upon demand and the amounts are considered non-allowable assets for purposes of the net capital computation.

NOTE I - OTHER MATTER

The Company has made advances to several affiliates in prior years and during the year ended December 31, 2013. The advances have been deemed uncollectible and are reflected in the Statement of Income for the current year. Total advances deemed uncollectible for the year ended December 31, 2013 were $299,063.

NOTE I - OTHER MATTER - CONTINUED

The Company has experienced substantial losses since its inception and has been out of net compliance on multiple occasions, including at December 31, 2013 and periodically to the date of the report.

Management has established a detailed plan and developed a current pipeline of potential revenue streams which it believes will provide the Company the resources it needs to become financially stable and maintain compliance with its net capital requirements. Several loan consulting and advisory fees are imminent which should provide the necessary capital to reach regulatory net capital compliance. By mid-summer, the entity believes it will complete several underwriting engagements as well as other smaller advisory fee arrangements. If successfully completed, these revenue streams will be more than adequate to fund the Company into the next year. As a contingency, one of the owners has signed a capital commitment letter to bring the Company into compliance by April 15 and also to maintain compliance through 2014.

These financial statements do not include any adjustments that may result from any of the above discussions and although management believes these plans are sufficient for its needs, the ultimate outcome of these plans is uncertain.

SUPPLEMENTARY INFORMATION

Alluvion Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Schedule I

Net capital:		
Total members' equity		$142,623
Deductions and/or changes:		
Receivables from noncustomers	$72,544	
Furniture and equipment, net	27,481	
Other assets	4,737	104,762
NET CAPITAL		$ 37,861
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 26,413
Promissory note		35,726
AGGREGATE INDEBTEDNESS		$ 62,139
Computation of basic net capital requirement:		
Minimum net capital required		$100,000
Excess net capital		$ (37,861)
Excess net capital at 1000%		$ (57,861)
Ratio of aggregate indebtedness to net capital		1.64 to 1.00

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2013 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Alluvion Securities, LLC (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which would rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
March 14, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

MEMBERS

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Alluvion Securities, LLC
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Alluvion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alluvion Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alluvion Securities, LLC's management is responsible for Alluvion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly Forms X-17A-5 and monthly internal financial statements noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and reconciliation of Form SIPC-7 amounts prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
March 14, 2014